SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                             For the month of April

                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                  Form 20-F _____X_____     Form 40-F ___________


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                         Yes __________     No ______X_____



 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:


     The English language press release of Van der Moolen Holding N.V. dated
      April 24, 2007 announcing 1st quarter US revenues continue to decline but European regenues sharply up

         Van der Moolen Holding N.V. Provides Q1 Trading Update

    Van der Moolen Holding N.V. Today Reported 1st Quarter US Revenues
          Continue to Decline but European Revenues Sharply Up

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--April 24, 2007--Van der Moolen (NYSE:VDM) (Amsterdam:VDMN):

    Total revenues increased with 9% compared to 4th quarter 2006 to EUR 40.2 mln in the 1st quarter of 2007. US Q1 revenues decreased 56% to EUR 7,4 mln compared to EUR 16,8 mln in Q4. European trading revenues increased 71% to EUR 32,8 mln in Q1 2007 from EUR 19,2 mln in Q4.

    US revenues declined sharply in the first quarter, mainly due to the full implementation of NYSE Hybrid, decline of NYSE market share and specialist participation rate. We expect no significant change in revenue for our US business during the 2nd quarter.

    European trading entities showed a strong revenue growth and exceeded expectation. The strong growth in the European operations was triggered by diversification of financial products we trade as well as excellent trading conditions, both in terms of volume and volatility throughout all European markets we operate in.

    Richard den Drijver, CEO of Van der Moolen Holding N.V. says: "Our European operations perform strongly, US operations remain challenging. As reported before, we are reconsidering our business focus in the US. Q1 developments confirm that fundamental changes in our US operations are necessary, a process that I will personally manage from our VDM Headquarters in New York."

    Van der Moolen N.V. will release its full Q1 results at May 16.

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F 2005. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.

    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             Tel. +31 (0)20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           VAN DER MOOLEN HOLDING N.V.

         Date: 24 April 2007               By: /s/ Richard E. den Drijver

                                              ---------------------------

                                           name: Richard E. den Drijver
                                           title: Chairman of the Executive
                                           Board


                                           By: /s/ Casper F. Rondeltap

                                              ----------------------------
                                           name : Casper F. Rondeltap
                                           title: Member of the Executive
                                           Board

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